FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 31, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for January 31, 2007 and incorporated by reference herein is the Registrant’s immediate report dated January 31, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: January 31, 2007

BluePhoenix Selected for Major Platform Migration Project for Scandinavian
Distributor GDC A/S;
Converting ADABAS/Natural Applications to Modern Environment -
SQL Server/C#/.NET on Windows

▶	Provides Automated Platform Migration to Microsoft Environment for Enhanced Business Agility and Reduction of Maintenance Costs
▶	First Major Turn-Key Project for Scandinavia’s Leading Home Entertainment and Electronics Distribution andLogistics Company

COPENHAGEN, Denmark and HERZLIA, Israel – Jan. 31, 2007 – BluePhoenix Solutions (NASDAQ: BPHX – News), the leader in Enterprise IT Modernization, today announced that it was selected by GDC A/S, Scandinavia’s leading home entertainment and electronics distribution and logistics company, to modernize the company sales and stock management and distribution system. The modernized system will enable GDC to expand its local distribution operations to new lines of business, reduce maintenance cost, and develop its infrastructure for entering global markets.

Using BluePhoenix™ DBMSMigrator for ADABAS/Natural, GDC’s proprietary code will undergo a fully automated transformation across language, application, and relational database conversion resulting in a complete platform migration. Migrating their proprietary IT to a more mainstream, homogeneous, and open Microsoft environment allows companies to save on high maintenance costs, retrieve invaluable intellectual property, enhance business opportunities, and enable Service-Oriented Architecture (SOA).

“To enter new lines of business and successfully compete in monopolistic environments, we needed a more modern, flexible, less costly IT infrastructure,” said Stig Viktor, COO at GDC. “By moving into a C# .NET based environment, GDC can now maintain its own platform, significantly lowering maintenance and development costs, and use the money saved to offer lower, more attractive prices per unit.” According to Stig Viktor the project is estimated to bring Return on Investment (ROI) in only twelve months.

BluePhoenix™ IT Discovery was chosen to do the detailed analysis phase of GDC’s in-house GRAM application in order to help select the optimal solution. The GRAM key business application for business-to-business (B2B) sales and stock management and distribution will be converted to SQL Server/C# using DBMSMigrator for ADABAS/Natural. The tool allows clients to also migrate ADABAS/Natural applications to Java accessing a relational database management system (RDBMS) and to COBOL accessing a RDBMS.

According to the recommendation in Gartner’s just released report dated October 27 2006 - The Gartner Scenario 2006: The Current State and Future Direction of IT – “CIOs and their IT executives must complete enterprise platform migration by 2009.” Gartner continues: “…in order to deliver an IT agility that meets the needs of the business, there will need to be a wholesale rearchitecting of the application platform.”

Theis Eichel, CEO of Nordic Operation at BluePhoenix comments, “No matter how essential it may be to modernize a company’s legacy systems, to be successful it is important to have a well thought out migration strategy and the right tools. BluePhoenix offers the experience of over 100 successful migrations. Our automated high-performance solutions greatly lower the risk involved, making any type of migration a smooth, fast, and ultimately cost-efficient process.”

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix (NASDAQ: BPHX) is a leading global provider of modernization solutions for legacy information systems. Its unique suite of automated tools and services helps customers grow revenue, reduce costs, shorten time to market, and extend the ROI of their existing legacy systems. BluePhoenix is unique in addressing the full range of IT modernization through automated migration solutions that mitigate risk, minimize IT downtime, and preserve application business logic.

BluePhoenix offerings help firms effectively plan and carry out strategic projects that enable business growth such as database, application, and platform migrations; SOA enablement; field transformations; system standardizations; application development; transformation of COBOL applications business rules to OO Java; and legacy application maintenance.

Its solutions serve companies from numerous, diverse industries, such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, RSI, SDC Udvikling, and TEMENOS. BluePhoenix has 12 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Australia, Romania, Cyprus, and Israel.

For more information, please visit our Web site at: www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

All names and trademarks are their owners’ property.

This press release is also available at www.bphx.com.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1-781-652-8945